U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                         SEC File Number 0-33259
                                                        CUSIP Number 29265E 10 8



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: January 31, 2004
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant:  ENERGAS RESOURCES, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      800 Northeast 63rd Street

City, State and Zip Code

      Oklahoma City, Oklahoma 73105

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

       The Company recently changed auditors. As a result, more time is needed to complete the report.
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Part IV - Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)               839-0061
              -----------------        -----               --------
                      (Name)        (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer
         is no, identify report(s).                       [ ] Yes  [X] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
         in the subject report or portion thereof?        [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Energas Resources, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 30, 2004                By   /s/ George Shaw
                                          ---------------------------------
                                          George Shaw, President
                                          800 N.E. 63rd St.
                                          Oklahoma City, OK 73105
                                          (405) 879-1752
                                          (405) 879-0175 - fax


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                 April 30, 2004


Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, OK 73105


Dear Mr. Shaw:

    Since we were only recently engaged as the Company's independent auditors we will be unable to complete our audit of the Company's financial statements by April 30, 2004 without reasonable effort or expense.

                                Very truly yours,

                              Russel & Atkins, PLC